UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 6, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On March 6, 2024, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended December 31, 2023. The text of the investor communication is set forth below.

Q4 2023*

To discuss your REIT holdings, schedule a call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTY MOGUL INCOME REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$376,000,000
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	NUMBER OF REAL ESTATE INVESTMENTS[2]	15
	TOTAL SQUARE FOOTAGE[2]	2,100,227
	INCEPTION TO DATE RETURN[3]	7.3%
	FIVE-YEAR RETURN[3]	7.1%
	THREE-YEAR RETURN[3]	7.2%
	ONE-YEAR RETURN[3]	-0.5%
	Q4 ANNUALIZED DISTRIBUTION RATE[4]	6.0%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	88 Months

KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of December 31, 2023 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser” or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of January 31, 2024.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of monthly distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of January 31, 2024.

2

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 88 consecutive months of distributions, totaling over $34.4 million. Currently, over 7,600 investors are invested, and RealtyMogul Income REIT holds investments in over $376 million of real estate.6 Over 57% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

As of January 2024, RealtyMogul Income REIT has 15 real estate investments, including 14 joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets.

In 2023, 100% of our distributions were classified as non-dividend distributions, also known as return of capital, which distributions are non-taxable in certain instances.7,8 This classification was due in part to depreciation and amortization from our real estate investments.7,8 We believe this is a benefit for our REIT investors.8

To date, Income REIT has focused on multifamily, retail and office properties that can generate monthly cash distributions to investors. We do this by targeting stabilized assets, meaning those with historically high occupancy and consistent projected cash flow. Currently, over 70% of Income REIT is invested is invested in multifamily. We have invested in multifamily assets due to what we believe to be increased stability compared to the other asset classes. As we see lower relative cash yields for multifamily investments, we have also diversified Income REIT’s portfolio with office and retail investments, which we believe typically yield a higher cash profile, to support our distribution target. In terms of asset geography, the majority of our investments are in the Midwest and mid-Atlantic. We like these markets because we believe they are stable and established and not heavily reliant on significant growth to justify real estate prices. Generally, we have found expected cash yields to be higher in these markets.

More generally, we feel that the multifamily asset class produces one of the best risk-adjusted returns in real estate. First, we believe the United States currently has a housing supply shortage, which we believe has been exacerbated by current mortgage holders, 60% of which have loans with interest rates below 4%. With record home prices, higher interest rates on 30-year fixed rate mortgages relative to the last two decades and the basic need for housing, we believe there is strong short-term downside protection for this asset class. We also believe this asset class also has built in inflation protection as rents can be reset on an annual basis.

Interest rates continued to increase throughout much of 2023, which we believe made it challenging to find good value in the stabilized assets that we target. Since January 2022, short- and long-term interest rates have increased significantly, with the Federal Funds Rate increasing over 5% and the 10-year U.S. Treasury increasing by almost 3%. We believe that cap rates and interest rates are positively correlated. As a result, as interest rates increased over the past two years, cap rates increased across four of the five major asset classes, which we believe is due to a buyers need to compensate oneself for the decreased cash flow caused by the higher interest rates.

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

8 Each investor’s tax considerations are different and consulting a tax advisor is recommended. Any of the data provided herein should not be construed as investment, tax, accounting or legal advice. Return of capital reduces the shareholder’s tax basis in the year the distribution is received, and generally defers taxes on that portion until the capital asset is sold. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for distributions. A portion of distributions may be tax deferred given the ability to characterize ordinary income as return of capital. Certain non-cash deductions, such as depreciation and amortization, lower the taxable income for distributions. Investors should be aware that a REIT’s return on capital percentage may vary significantly in a given year and, as a result, the impact of the tax law and any related advantages may vary significantly from year to year.

3

As it relates to Income REIT, we saw similar trends in our NAV per share. Changes to our NAV per share are primarily driven by the value of the real estate in our portfolio. For Q4 2023, NAV per share decreased from $10.30 to $10.05, reflecting a 0.9% decrease quarter over quarter. The Q4 distributions reflected an approximately 6.00% annual distribution rate based on a $10.30 NAV per share. The NAV per share calculation as of December 31, 2023 reflects the total value of RealtyMogul Income REIT’s assets minus the total value of our liabilities, divided by the number of shares outstanding as of December 31, 2023. Since Income REIT’s NAV per share peak in June 2022, we have seen a decrease in NAV per share by 6.3%, which we believe was caused, in part, by cap rate increases having a downward impact on real estate prices.

Although values are down year-over-year, we believe the underlying property fundamentals in Income REIT’s portfolio remain strong. As of 4Q23, occupancy for the underlying properties in the portfolio has averaged 92%, and rent collection has averaged 95%. Moreover, for YTD 2022 versus YTD 2023, the underlying properties in the portfolio have averaged net operating income increases of 2.6%, and we have maintained our distributions for 88 consecutive months.7 Lastly, we have targeted long-term, fixed-rate financing for the majority of our assets, and the weighted average interest rate on the property-level mortgages for Income REIT sits at 3.95% as of 4Q23.9

9Certain mortgages for the underlying properties within the Income REIT are floating rate mortgages with either an interest rate cap or interest rate swap agreement executed. The weighted average interest rates for Income REIT assume the highest possible interest rate based on the caps or swaps in place at the properties.

4

In 2023, we were highly selective and made only one real estate investment. Acropolis Office Park, located outside of Dayton, was a joint venture with a Cincinnati-based sponsor who specializes in the retail and office sectors. We liked this investment because it came with assumable debt with a below-market interest rate and a maturity date of September 2045, which we believe gives us time to implement the business plan prior to loan maturity. We also liked the tenant base, which we felt represented work-from-home resistant uses. The tenant base is composed of mostly defense contractors who support Wright Patterson Air Force Base, one of the largest air force bases in the country. Many of the tenants have a SCIF, or secured compartmentalized information facility, an ultra-secure area where government officials and contractors review highly classified information. These areas are built with special requirements – walls are reinforced with steel plates and expanded metal, and all doors, windows, walls, floors, vents, and ducts are required to be protected by sound-masking devices to prevent disclosure of conversations. These areas are expensive to build and have specific targeted uses, which we believe may have a positive impact on tenant retention as well as attractiveness to future tenants with SCIF requirements. In terms of occupancy, the property was highly leased at 96% upon acquisition.

Lastly, in 2023, with a portion of the outstanding cash in Income REIT, we invested in short-term U.S. T-bills, which yielded approximately 4.9% on a blended basis. For comparison, from March 2020 to January 2022, 3-month T-bills yielded less than 1%. We felt this was a good investment at this time while we continued to search for other real estate asset acquisitions.

While 2023 was a year of evaluation and patience, we believe we are starting to see signals that interest rates may have peaked, resulting in our serious consideration of buying stabilized opportunities in the market. There is also significant maturing debt that is coming due for many real estate assets across asset classes, which may lead to increased distressed buying opportunities.

We believe interest rates are one of the largest drivers of commercial real estate activity. In September 2023, the Fed paused interest rate hikes of the Federal Funds Rate, the overnight rate set by the Fed at which banks borrow and lend their reserves to one another overnight. Similarly, the Fed has indicated that it will begin to explore interest rate decreases in 2024. The graph below reflects the projection of the members of the Fed for the appropriate midpoint of the Federal Funds Rate. Currently, the majority of the Fed members are indicating a Federal Funds Rate of 4.25% to 5%, which would reflect a decrease of 50 to 100 basis points from today’s rate. We believe this would have a positive impact on real estate values.

5

One of the interesting items to note is the impending maturity of over $500 billion of commercial mortgages. We had thought distress due to office property maturities and floating rate debt would present itself in the market sooner, but we did not see this and it inhibited, in part, our buying opportunities. We believe some of this distress will appear in 2024, and we want to be ready for buying opportunities that we feel will arise from this distress.

Lastly, property values are off between 7% and 35% from their March 2022 peaks according to Green Street’s Commercial Property Price Index (CPPI). We see this as a buying opportunity for 2024. In 2024, we plan to target our core business of multifamily assets as well as target retail and office assets selectively, with a focus on services and e-commerce and work-from-home resistant tenants.

6

For our multifamily acquisition targets, we believe there is still more price discovery to be done in this “new normal” interest rate environment. One of the main barometers for our multifamily underwriting is to compare the affordability of our underwritten rents to median incomes in the area. We believe affordability to be around 25-30% of area median income, and we typically target underwritten rents that support that range. Secondly, we want to be smart about using leverage for our acquisitions. There are still instances in which operators are acquiring properties with negative leverage given how high interest rates still are relative to cap rates. In most cases, we want to avoid negative leverage. Lastly, we want to prudently manage our cash positions and reserves throughout 2024. While the macro climate is looking better, went want to proceed cautiously. We want to protect the REIT by keeping some cash invested in our money market account or U.S. treasuries. As of year-end 2023, approximately 16% of Income REIT’s assets were in cash and liquid securities. As we enter 2024, we want to strike a balance between being prudent with our cash position while also taking advantage of the buying opportunities that we believe will arise in the market.

7

INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the fourth quarter of 2023 equated to approximately 6.0% on an annualized basis based upon NAV as of 9/30/2023.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT	INTEREST RATE
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,826,619	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,574,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,291,566	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Columbia Square	Cincinnati, OH	8/23/22	Mixed-Use	JV Equity	$4,000,000	N/A
Acropolis	Beavercreek, OH	6/9/23	Office	JV Equity	$7,700,000	N/A
Total					$91,434,293

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of January 31, 2024 unless otherwise specified. All preferred equity investments are performing and paid current as of January 31, 2024.

8

INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Business Plan: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Acquisition Date: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: Portfolio occupancy was static quarter over quarter, ending Q4 at 97% occupied, and the borrower is current on its interest payments as of December 2023. The portfolio is also reporting 99% rent collection for Q4 2023.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 5/31/2019

Asset Management Update: Property occupancy increased 3% quarter over quarter, ending Q4 at 91% occupied. Exterior capital items have been completed and the property is amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of December 2023, 189 of the 240 units have been renovated since acquisition. Of those 189 units, 189 have been leased at an average premium of $98/month, or 15% over prior rents. In Q4 2023, the property averaged 98% rent collection.

9

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/9/2019

Asset Management Update: Property occupancy was static over quarter, ending Q4 at 85% occupied as we continue to turn over non-paying tenants and re-lease to higher quality tenants. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of December 2023, 102 of the 114 free-market units have been renovated since acquisition. Of those 102 units, 101 have been leased at an average premium of $317/month, or 35% over prior rents. In Q4 2023, the property averaged 82% rent collection; rent collections decreased 2% compared to last quarter and continued to be impeded due to a lack of rental payments by tenants. Eviction proceedings in connection with such tenants are currently in process in the appropriate courts.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,826,619

Business Plan: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 11/5/2019

Asset Management Update: Portfolio occupancy increased 1% quarter over quarter, ending Q4 at 73% occupied. The real estate company is looking to redevelop the warehouse into flex-industrial space but is still evaluating options for short-term leases in the interim. In Q4 2023, the portfolio averaged 94% rent collection. The acquisition loan, which matured in November 2023, was modified and extended for one year through November 2024. The business plan is to stabilize the portfolio by completing the tenant improvements related to the DEA space at 500 S Front Street, which signed a 15-year lease and expansion into 19.0% of the building. We believe the market is challenging for downtown office buildings, so we will explore all options to refinance, extend the current loan or sell the portfolio once the DEA space is stabilized.

10

POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,574,307

Business Plan: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/19/2020

Asset Management Update: Portfolio occupancy increased 4% quarter over quarter, ending Q4 at 85% occupied. Since quarter end, the property has increased to 91% occupied as of February 16, 2024. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of December 2023, 27 of the 28 units were renovated. Of those 27 units, all have been leased at an average premium of $205/month, or 16% over prior rents. The remaining unit has not been renovated but is achieving post-renovation rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q4 2023, the portfolio averaged 99% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Business Plan: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Acquisition Date: 6/26/2020

Asset Management Update: Property occupancy was static quarter over quarter, ending Q4 at 100% occupied by a credit tenant, Covenant Health System through August, 2031. As of December 2023, the tenant is current on its rent.

11

TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Business Plan: Acquire a multifamily apartment community with the potential for steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 1/27/2021

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q4 at 98% occupied. As of December 2023, 74 of the 96 classic units have been renovated and leased since acquisition. Of those 74 units, all have been leased at an average premium of $137/month, or 10% over prior rents, and unit renovation costs have been below budget. Signage, pergola, benches, grills, landscaping, and parking lot work have been completed. In Q4 2023, the property averaged 100% rent collection.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,291,566

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 7/28/2021

Asset Management Update: Property occupancy increased 3% quarter over quarter, ending Q4 at 85% occupied due to normal tenant turnover as the property continues its renovation program. As of December 2023, 84 of the 152 units have been renovated since acquisition. Of those 84 units, 81 have been leased at an average premium of $305/month, or 21% over prior rents. Exterior paint/repairs, asphalt/concrete work, fitness center, interior hallway improvements, clubhouse, amenity space, roof repairs, exterior concrete work, landscaping, and drainage work have been completed. Finally, the ground-floor retail space, which was leased to a café operator, is expected to open in Q1 2024. We believe this will be an amenity to the current tenant base. In Q4 2023, the property averaged 99% rent collection.

12

MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy increased 8%, or four units, quarter over quarter, ending Q4 at 96% occupied. The property’s average rent has decreased from $2,144/unit in Q3 to $2,121/unit through Q4 but still remains $269 above average in-place rent at closing of $1,852. During Q4, one renewal lease was signed, the rental rate for which was static over prior rents. New property signage, BBQ area, package lockers, playground equipment installation, and fence work have been completed. In Q4 2023, the property averaged 88% rent collection.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy decreased 3%, or one unit, quarter over quarter, ending Q4 at 97% occupied. The property’s average rent has decreased from $2,153/unit in Q3 to $2,147/unit through Q4 but still remains $635 above average in-place rent at closing of $1,512. During Q4, one renewal lease was signed at an increase of $35, or 2% over prior rents. Pet stations, BBQ area, package lockers, walking path, and signage work have been completed. In Q4 2023, the property averaged 85% rent collection.

13

BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/13/2021

Asset Management Update: Property occupancy remained static quarter over quarter, ending Q4 at 96% occupied. The dog park, pool furniture installation, storage shed, and shoring work on the property’s structures have been completed. As of December 2023, 85 of the 138 units have been renovated since acquisition. Of those 85 units, all have been leased at an average premium of $182/month, or 15% over prior rents. In Q4 2023, the property averaged 99% rent collection.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/2/2022

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q4 at 95% occupied. As of December 2023, 79 of the 160 units have been renovated since acquisition. Of those 79 units, 78 have been leased at an average premium of $224/month, or 20% over prior rents. Exterior upgrades are underway including landscaping and exterior lighting. The pool renovation, enhanced dog park, additional signage, fitness center, BBQ area, clubhouse/business center, and playground have been completed. In Q4 2023, the property averaged 96% rent collection.

14

EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/30/2022

Asset Management Update: Property occupancy decreased 5%, or three units, quarter over quarter, ending Q4 at 92% occupied. The property’s average rent has decreased from $1,656/unit in Q3 to $1,644/unit through Q4 but still remains $113 above average in-place rent at closing of $1,531. During Q4, five renewal leases were signed, the rental rates for which were static on average over prior rents. The wood re-staining, pergola, benches, grills, package lockers, and dog park have been completed. In Q4 2023, the property averaged 96% rent collection.

COLUMBIA SQUARE

Location: Cincinnati, OH

Property Type: Mixed-Use

Investment Amount: $4,000,000

Business Plan: Acquire a highly occupied mixed-use asset consisting of an office property and retail center, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 8/23/2022

Asset Management Update: Portfolio occupancy remained static quarter over quarter, ending Q4 at 100% leased. In Q4 2023, the portfolio averaged 100% rent collection.

15

ACROPOLIS

Location: Beavercreek, OH

Property Type: Office

Investment Amount: $7,700,000

Business Plan: Acquire a highly occupied office portfolio adjacent to one of the largest U.S. Air Force bases, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 6/9/2023

Asset Management Update: Portfolio occupancy remained static quarter over quarter, ending Q4 at 96% occupied. In Q4 2023, the portfolio averaged 100% rent collection.

16

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 1/24/24)*	NAV PER SHARE (AS OF 12/31/23)
$10.05	$10.05

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On January 24, 2024, the offering price per share is $10.05. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2024 RM Adviser, LLC, All rights reserved.

17

Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q3 2023 Investor Letter

Q2 2023 Investor Letter

Q1 2023 Investor Letter

Q4 2022 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	March 6, 2024

19